                   UNITED STATES                     ---------------------------
         SECURITIES AND EXCHANGE COMMISSION                  OMB APPROVAL
               Washington, D.C. 20549                ---------------------------
                                                      OMB Number:  3235-0145
                                                      Expires:  October 31, 2002
                                                      Estimated average burden
                                                      hours per response.. 14.90
                                                     ---------------------------



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                            (Amendment No. ______)*


                          Oplink Communications, Inc.
                          ---------------------------
                               (Name of Issuer)


                        Common Stock, par value $0.001
                        ------------------------------
                        (Title of Class of Securities)


                                   68375Q106
                                   ---------
                                (CUSIP Number)



          __________________________________________________________
            (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                [ ]  Rule 13d-1(b)

                [ ]  Rule 13d-1(c)

                [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


SEC 1745 (3-98)

--------------------                                           -----------------
CUSIP No. 68375Q106                   13G                      Page 2 of 7 Pages
          ----------                                           -----------------
--------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

        Hui-Chuan Liu
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Taiwan
--------------------------------------------------------------------------------
    NUMBER OF       5  SOLE VOTING POWER
     SHARES
  BENEFICIALLY      ------------------------------------------------------------
    OWNED BY        6  SHARES VOTING POWER
      EACH             12,533,336(1)
   REPORTING        ------------------------------------------------------------
    PERSON          7  SOLE DISPOSITIVE POWER
     WITH:
                    ------------------------------------------------------------
                    8  SHARED DISPOSITIVE POWER

                       12,533,336(1)
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        12,533,336(1)
--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        8.0%
--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------                                           -----------------
CUSIP No. 68375Q106                   13G                      Page 3 of 7 Pages
          ----------                                           -----------------
--------------------



--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

        H.S. Liu
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Taiwan
--------------------------------------------------------------------------------
    NUMBER OF       5  SOLE VOTING POWER
     SHARES
  BENEFICIALLY      ------------------------------------------------------------
    OWNED BY        6  SHARED VOTING POWER
      EACH
    REPORTING          12,533,336(1)
     PERSON         ------------------------------------------------------------
      WITH:         7  SOLE DISPOSITIVE POWER

                    ------------------------------------------------------------
                    8  SHARED DISPOSITIVE POWER

                       12,533,336(1)
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        12,533,336(1)
--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        8.0%
--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------                                           -----------------
CUSIP No. 68375Q106                   13G                      Page 4 of 7 Pages
          ----------                                           -----------------
--------------------


Item 1.
              (a)    Name of Issuer
                     Oplink Communications, Inc.

              (b) Address of Issuer's Principal Executive Offices 3469 North First Street
                     San Jose, CA  95134

Item 2.
              (a)    Name of Person Filing
                     Hui-Chuan Li
                     H.S. Liu

              (b) Address of Principal Business Office or, if none, Residence 3469 North First Street
                     San Jose, CA  95134

              (c)    Citizenship
                     Hui-Chuan Liu               Taiwan
                     H.S. Liu                    Taiwan

              (d)    Title of Class of Securities
                     Common Stock

              (e)    CUSIP Number
                     68375Q106

Item 3.  Not Applicable.

Item 4.  Ownership
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

              (a)    Amount Beneficially Owned:
                     Hui-Chuan Liu          12,533,336(1)
                     H.S. Liu               12,533,336(1)

              (b)    Percent of Class:
                     Hui-Chuan Liu          8.0%
                     H.S. Liu               8.0%

              (c)    Number of shares as to which such person has:
                     (i)  Sole power to vote or to direct the vote:

--------------------                                           -----------------
CUSIP No. 68375Q106                   13G                      Page 5 of 7 Pages
          ----------                                           -----------------
--------------------


                   (ii) Shared power to vote or to direct the vote:
                   Hui-Chuan Liu          12,533,336(1)
                   H.S. Liu               12,533,336(1)


                   (iii) Sole power to dispose or to direct the disposition of:



                   (iv) Shared power to dispose or to direct the disposition of:
                   Hui-Chuan Liu          12,533,336(1)
                   H.S. Liu               12,533,336(1)

(1)/ Includes 12,533,336 shares jointly held by Hui-Chuan Liu and H.S. Liu.


Item 5.  Ownership of Five Percent or Less of a Class

             Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

             Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

             Not Applicable.

Item 8.  Identification and Classification of Members of the Group

             Not Applicable.

Item 9.  Notice of Dissolution of a Group

             Not Applicable.

Item 10.  Certification

             Not Applicable.

--------------------                                           -----------------
CUSIP No. 68375Q106                   13G                      Page 6 of 7 Pages
          ----------                                           -----------------
--------------------



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      February 9, 2001
                                -----------------------------------------
                                                           Date
                                       /s/ Hui-Chuan Liu
                                -----------------------------------------
                                                          Signature
                                           Hui-Chuan Liu
                                -----------------------------------------
                                                          Name/Title





  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

--------------------                                           -----------------
CUSIP No. 68375Q106                   13G                      Page 7 of 7 Pages
          ----------                                           -----------------
--------------------


                                   Exhibit A

                            JOINT FILING STATEMENT

     Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of each of us.

Date:  February 9, 2001



                              Hui-Chuan Liu


                              /s/ Hui-Chuan Liu
                              -------------------------------
                                  Hui-Chuan Liu



                              H.S. Liu


                              /s/ H.S. Liu
                              ------------------------------
                                  H.S. Liu